                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                (AMENDMENT NO. 1)
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          GILAT SATELLITE NETWORKS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  ORDINARY SHARES, NIS 0.20 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M51474118
                      -------------------------------------
                                 (CUSIP Number)

                                  MARS 4, 2010
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

         [_] Rule 13d-1(b)

         [X] Rule 13d-1(c)

         [_] Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
     Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
     Act (however, see the Notes).

                                Page 1 of 5 pages

CUSIP NO.  M3760D101

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1.   Name of Reporting Person

     Migdal Insurance & Financial Holdings Ltd
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (a)  [X]
     (b)  [_]
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3.   SEC Use only

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4.   Place of Organization
     Israel
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                5.   Sole Voting Power

Number of       ----------------------------------------------------------------
Shares          6.   Shared Voting Power
Beneficially         1,997,692 Ordinary Shares *
Owned by        ----------------------------------------------------------------
Each            7.   Sole Dispositive Power
Reporting
Person With:    ----------------------------------------------------------------
                8.   Shared Dispositive Power
                     1,997,692 Ordinary Shares *
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,997,692 Ordinary Shares *
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     [_]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
     4.96%**
--------------------------------------------------------------------------------
12.  Type of Reporting Person:
     CO
--------------------------------------------------------------------------------

*See Item 4.

** Based on 40,272,802 ordinary shares issued and outstanding as of Mars 4, 2010
(accordingly to publicly available information provided by the issuer).

                               Page 2 of 5 pages

ITEM 1.

     (a)  Name of Issuer:

          GILAT SATELLITE NETWORKS LTD.

     (b)  Address of Issuer's Principal Executive Offices:

          GILAT HOUSE, 21st YEGIA KAPAYIM ST. DANIV PARK, KIRYAT ARYE, PETACH
          TIKVA, ISRAEL

ITEM 2.

(a)-(c) Name of Person Filing, address and citizenship:

     The foregoing entity is referred to as the "Reporting Person" in this
     Statement:

     Migdal Insurance & Financial Holdings Ltd., an Israeli public company, with a principal business address at 4 Efal Street; P.O. Box 3063; Petach Tikva
     49512, Israel.

(d)  Title of Class of Securities:

     Ordinary Shares, NIS 0.20 par value per share (the "Ordinary Shares")

(e)  CUSIP Number:

     M51474118

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR
        240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     Not Applicable.

ITEM 4. OWNERSHIP

     Of the 1,997,692 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Reporting Person, according to the following segmentation: 899,618 Ordinary Shares are held by Profit participating life assurance accounts; 936,137 Ordinary Shares are held by Provident funds and companies that manage provident funds and 161,937 Ordinary Shares are held by companies for the management of funds for joint investments in trusteeship, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of the 1,997,692 Ordinary Shares reported in this Statement.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
        SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.

ITEM 10. CERTIFICATION

                                Page 3 of 5 pages

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           [SIGNATURE PAGE TO FOLLOW]

                               Page 4 of 5 pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mars 15, 2010

                                    MIGDAL INSURANCE AND FINANCIAL HOLDINGS LTD.

                                    By: /s/ Anath Levin & Eran Czerninski
                                    -------------------------------------
                                    authorized signatories of MIGDAL INSURANCE
                                    AND FINANCIAL HOLDINGS LTD.

                                Page 5 of 5 pages